Equitable Financial Life Insurance Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

SHANE DALY

Vice President and

Associate General Counsel

(212)314-3912

FAX (212)707-1791

LAW DEPARTMENT

October 1, 2021

Equitable Financial Life Insurance

Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

Re:                             Equitable Financial Life Insurance Company of America

Equitable America Variable Account A

Request to Withdraw the Amendment Withdrawal Request for

Post-Effective Amendment No. 37 to the Registration Statement on Form N-4

File No. 333-59717

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Equitable Financial Life Insurance Company of America (the “Company”) and Equitable America Variable Account A (the “Account”) respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective immediately, of the withdrawal request filed on September 24, 2021 (Accession No. 0001104659-21-119275) (the “AW Filing”). The AW Filing requested the withdrawal of the Account’s Post-effective Amendment No. 37 to the Registration Statement on Form N-4 (File No. 333-59717) together with all exhibits as filed with the SEC on September 3, 2021 (Accession No. 0001104659-21-112864) (the “Amendment”).

Based on discussions with the SEC Staff following the filing of the Amendment, the Company plans to file with the SEC in the future a post-effective amendment under paragraph (b) of Rule 485 under the 1933 Act to amend the Registration Statement for the Account to conform to the requirements of amended Form N-4 in reliance on Template Filing Relief.  For that reason, the Company has decided that it is not necessary that the Amendment, which was filed under paragraph (a) of Rule 485, become effective to amend the Registration Statement to conform to the requirements of amended Form N-4.  No securities have been sold based on the Amendment.

The AW Filing did not include all of the necessary information in order for the SEC Staff to consent to the withdrawal of the Amendment. Accordingly, the Company believes it is in the best interest of the Account and the public that the AW Filing be withdrawn. The Company intends to submit a revised request to withdraw the Amendment, including the information which was not provided in the AW Filing. It is our understanding that this request for withdrawal of the AW Filing will be deemed granted as of the date it is filed with the SEC unless the Company receives notice from the SEC that this request will not be granted.

If you have questions regarding this request, please contact the undersigned at the above number.

Sincerely,

/s/ Shane Daly
Shane Daly

cc:   Thomas Bisset